

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

April 6, 2010

Ms. Donna Felch
The Female Health Company
515 N. State Street, Suite 2225
Chicago, IL

> **RE:** **The Female Health Company**
> **Form 10-K for the fiscal year ended September 30, 2009**
> **Filed December 17, 2009**
> **File #1-13602**

Dear Ms. Felch:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding comments on the financial statements and related matters please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or, in her absence, to the undersigned at (202) 551-3689. Please contact Dorine Miller, Financial Analyst, at (202) 551-3711or, in her absence, Dieter King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant